Exhibit (a)(4)

Redback Networks Inc.

100 Headquarters Drive

San Jose, California 95134 USA

(408) 750-5000

December 22, 2006

Dear Stockholder:

On behalf of the Board of Directors of Redback Networks Inc. (the “Company”), I am pleased to inform you that on December 19, 2006, the Company agreed to be acquired by Telefonaktiebolaget LM Ericsson (publ), a limited liability company under the Swedish Companies Act (“Parent”). Maxwell Acquisition Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Offeror”), has today commenced a tender offer to purchase all outstanding shares of common stock of the Company at a price of $25.00 per share in cash.

After successful completion of the tender offer, Offeror will be merged with and into the Company and any Company common stock not purchased in the tender offer will be converted into the right to receive an amount in cash equal to $25.00 per share.

The Board of Directors of the Company has unanimously approved the Merger Agreement with Offeror and Parent, and determined that the tender offer and the merger are advisable, fair to and in the best interests of the Company’s stockholders. The Board of Directors unanimously recommends that you tender your shares in the tender offer.

A copy of the Company’s solicitation/recommendation statement is enclosed. It contains additional information relating to the tender offer and the merger, including a description of the reasons for the Board of Directors recommendation described above. Also enclosed are the Purchaser’s offer to purchase, dated December 22, 2006, a letter of transmittal for use in tendering your shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and considered it carefully before tendering your shares.

On behalf of the Board of Directors, we thank you for your support.

Very truly yours,

Kevin A. DeNuccio

Director, Chief Executive Officer and President